Exhibit 2

Magnolia Infrastructure Holdings, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02116

September 27, 2018

American Midstream Partners, LP

c/o American Midstream GP, LLC, its general partner

2103 CityWest Blvd.

Building #4, Suite 800

Houston, TX 77042

Attn:	Members of the Board of Directors of American Midstream GP, LLC (the “Board”)

Re:	Possible acquisition of all outstanding publicly held Common Units of
American Midstream Partners, LP

Ladies and Gentlemen:

Magnolia Infrastructure Holdings, LLC (“Magnolia”), a subsidiary of ArcLight Energy Partners Fund V, L.P., is pleased to submit this non-binding offer (this “Non-Binding Offer”) to American Midstream Partners, LP (“AMID”) regarding a possible transaction pursuant to which a subsidiary of Magnolia (“ArcLight SPV”) would acquire all of the outstanding Common Units of AMID not already owned by Magnolia and/or certain of its affiliates (the “Transaction”), as described in more detail below.

As you are aware, Magnolia and certain of its affiliates currently own, in the aggregate and on an as-converted basis, 37,069,444 AMID Common Units, representing approximately 49.1% of the total outstanding Common Units of AMID. In addition, Magnolia, together with certain of its affiliates, currently indirectly owns the 1.3% general partner interest in AMID through American Midstream GP, LLC, the general partner of AMID. Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer $6.10 in cash in exchange for each issued and outstanding publicly held Common Unit of AMID that is not directly owned by Magnolia and its affiliates.

1. Structure.

The Transaction would be structured as a merger between AMID and a subsidiary of ArcLight SPV, with AMID surviving the merger as a wholly owned subsidiary of ArcLight SPV.

2. Conflicts Committee.

We anticipate that the Board will desire to establish a Conflicts Committee of the Board (the “Conflicts Committee”) to evaluate and negotiate the proposed Transaction, and that the Conflicts Committee will engage independent advisors to assist in the evaluation of this Non-Binding Offer.

3. Key Assumptions.

The principal terms set out above are based on the following key assumptions:

(a)

ArcLight SPV and AMID would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)

ArcLight SPV would obtain customary debt and equity financing on reasonable terms, which ArcLight SPV expects to procure on an expedited basis. ArcLight SPV intends to arrange for fully committed financing by signing.

(c)

The Transaction would be subject to customary closing conditions, such as the expiration of an HSR waiting period and other customary regulatory approvals, a bring down of fundamental representations and warranties, absence of a material adverse effect and performance of covenants, among others.

(d)	The Transaction would be approved by the Conflicts Committee and the ArcLight Investment Committee.
(e)	The closing of the Transaction would be subject to approval by holders of a majority of the outstanding Common Units of AMID.

4. Internal Approvals.

The delivery of this Non-Binding Offer to AMID has been approved by the ArcLight Investment Committee.

5. Disclosures.

Tomorrow, Magnolia and certain of its affiliates intend to file an amended Schedule 13D as required under applicable securities laws and regulations and issue a press release, which such filing and press release will disclose this Non-Binding Offer.

6. Legal Effect.

This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of Magnolia or any of its affiliates. A binding obligation of Magnolia (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by ArcLight SPV and AMID of a Definitive Agreement. Magnolia and its affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at Magnolia’s sole discretion.

Magnolia is well positioned to negotiate and complete the Transaction, including obtaining any required financing, in an expeditious manner. After receipt of this offer and, if this Non-Binding Offer is acceptable to AMID, Magnolia and its affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with AMID in respect to the Transaction.

We look forward to receiving AMID’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction with the Conflicts Committee and its advisors and any other representatives of AMID at AMID’s convenience.

[Signature Page Follows]

Sincerely,

Magnolia Infrastructure Holdings, LLC

By:	/s/ Daniel R. Revers
Name	Daniel R. Revers
Title:	President